
10013205

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
WASH, D.C.
JUN 28 2010
193
SECTION

FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ________________ to _________

Commission File Nos. 333-66430 and 333-100794

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: **SPARTAN STORES, INC. SAVINGS PLUS PLAN**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: **SPARTAN STORES, INC., 850 76th STREET, S.W., GRAND RAPIDS, MICHIGAN 49518-8700**

REQUIRED INFORMATION

The following financial statements and schedules are filed as part of this report:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits
as of December 31, 2009 and 2008

Statements of Changes in Net Assets Available for Benefits for the year ended
December 31, 2009 and December 31, 2008

Notes to Financial Statements

Supplemental Schedules as of December 31, 2009

EXHIBITS

The following exhibits are filed as part of this report:

23 Consent of Independent Registered Public Accounting Firm

99.1 Performance Table

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SPARTAN STORES, INC.
SAVINGS PLUS PLAN

Dated: June 24, 2010

By: SPARTAN STORES, INC.
Plan Administrator

By: 
Thomas A. Van Hall
Vice President Finance

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm
99.2	Performance Table


Spartan
Stores

SPARTAN STORES, INC.
SAVINGS PLUS PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2009 AND 2008

Rehmann
Business wisdom delivered.

SPARTAN STORES, INC. SAVINGS PLUS PLAN

TABLE OF CONTENTS

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Spartan Stores, Inc. Savings Plus Plan
850 76th Street
Grand Rapids, Michigan 49518

We have audited the accompanying statements of net assets available for benefits of the ***Spartan Stores, Inc. Savings Plus Plan*** as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The December 31, 2009 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

Rehmann Robson, P.C.

REHMANN ROBSON, P.C.

Grand Rapids, Michigan
June 24, 2010

SPARTAN STORES, INC. SAVINGS PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2009	**2008**
ASSETS		
Investments at fair value		
Plan interest in Spartan Stores, Inc. Savings Plus Master Trust	$ 132,588,366	$ 102,805,280
Participant loans	2,754,782	2,640,040
Total investments at fair value	**135,343,148**	**105,445,320**
Receivables		
Participant contributions	-	193,894
Employer contribution	-	69,883
Total receivables	-	**263,777**
Total assets	**135,343,148**	**105,709,097**
LIABILITIES		
Excess contributions payable	200,883	88,613
Net assets available for benefits at fair value	**135,142,265**	**105,620,484**
Adjustment from fair value to contract value for fully benefit-responsive investment contract	308,904	937,818
Net assets available for benefits	**$ 135,451,169**	**$ 106,558,302**

The accompanying notes are an integral part of these financial statements.

SPARTAN STORES, INC. SAVINGS PLUS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31	
	2009	**2008**
Additions to net assets attributed to		
Investment income		
Dividend income	$ 2,727,560	$ 4,339,046
Interest income	210,012	247,452
Total investment income	**2,937,572**	**4,586,498**
Contributions		
Participants	8,614,725	8,579,822
Employer	1,946,399	2,645,312
Rollover	6,616,013	261,661
Total contributions	**17,177,137**	**11,486,795**
Total additions	**20,114,709**	**16,073,293**
Deductions from net assets attributed to		
Benefits paid to participants	9,616,281	14,854,279
Administrative expenses	25,443	32,875
Total deductions	**9,641,724**	**14,887,154**
Net appreciation (depreciation) in aggregate fair value of investments in Spartan Stores, Inc. Savings Plus Master Trust	**18,404,367**	**(46,169,677)**
Net increase (decrease) before Plan transfers	**28,877,352**	**(44,983,538)**
Transfers from other plan	15,997	-
Transfers to other plan	(482)	-
Net increase (decrease)	**28,892,867**	**(44,983,538)**
Net assets available for benefits		
Beginning of year	106,558,302	151,541,840
End of year	**$ 135,451,169**	**$ 106,558,302**

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the ***Spartan Stores, Inc. Savings Plus Plan*** (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all non-union employees of Spartan Stores, Inc. (the "Plan Sponsor" or "Company"). Employees are eligible to participate in the Plan upon attaining age 21 and having completed six consecutive months of employment with 500 service hours, 500 service hours in 12 consecutive months since the date of hire, or 500 hours in any Plan year. Employees who work at the former VG's Food Center, Inc. and VG's Pharmacy, Inc. (collectively, "VG's") locations are eligible to participate in the Plan upon attaining age 21 and having completed 12 months of employment with 1,000 service hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to 75% of annual compensation as tax-deferred contributions, up to the maximum allowed by the Internal Revenue Code. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. During 2007, former employees of G&R Felpausch Company and affiliated companies were acquired by the Plan Sponsor and employees were hired by the Plan Sponsor. Employees were then granted the option to rollover their account balances from their previous plans into the Spartan Stores, Inc. Savings Plus Plan. In connection with the Plan Sponsor's acquisition of VG's on December 29, 2008, former employees of VG's were employed by the Plan Sponsor and were granted the option to rollover their account balances from their previous plans into the Spartan Stores, Inc. Savings Plus Plan, effective January 1, 2009.

The Company may, at the discretion of its Board of Directors, make a contribution to the Plan on behalf of each participant. The 2009 and 2008 Company contribution to each participant's account, other than employees of VG's, was 50% of the first 6% of compensation deferred by the participant. For VG's employees, the amount contributed to each participant's account was a percentage of the participant's compensation based on years of vested service in the table below.

Years of Vested Service	Percentage of Participant's Compensation
5 or less	1.5%
6-15	2%
16-25	3%
26 or more	5%

Effective April 19, 2009, the Company suspended the matching contribution for all participants, except for non-bonus eligible store associates and department managers.

Participants direct the investment of contributions into various investment options offered by the Plan through the Spartan Stores, Inc. Savings Plus Master Trust (Note 2). As of December 31, 2009, the Plan offered 21 mutual funds, one common collective investment trust and the common stock of the Plan Sponsor as investment options for participants. Contributions are subject to certain limitations.

Contributions received from participants for 2009 and 2008 are net of payments of $200,883 and $88,613, respectively, made in 2010 and 2009, respectively, to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. These amounts are recognized in the Plan's statements of net assets available for benefits as "excess contributions payable" at December 31, 2009 and 2008.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the Company's matching contribution, when made, and Plan earnings or losses and charged with an allocation of administrative expenses. Plan earnings or losses are allocated based on the ratio of each participant's account balance to the total account balance. The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account balance.

Vesting

If a participant's initial date of employment was on or before December 31, 2003, all amounts credited to the participant's accounts are fully vested and nonforfeitable. If a participant's initial date of employment is on or after January 1, 2004, all amounts credited to the participant's accounts other than their matching contribution account are fully vested and nonforfeitable. If a participant has a termination of employment before normal retirement age for a reason other than total disability or death, the vested percentage of the participant in their matching contribution accounts is based upon years of vested service. A participant is 100% vested after six years of credited service.

Participant Loans

Participants may borrow from their accounts a minimum of $500 up to a maximum of 50% of the participant's account balance. Additionally, to be non-taxable, the loan cannot exceed $50,000, reduced by the participant's highest outstanding loan balance during the 12-month period immediately preceding the loan date. Loan terms generally range from one to five years, or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at annual rates ranging from 5.0% to 11.99%, which are commensurate with local prevailing rates as determined by the Plan administrator at the time the loan was made. Principal and interest is reimbursed ratably through payroll deductions. Participant loans cannot be made from VG's retirement plan contribution accounts.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant, or his or her beneficiary, receives a lump sum amount equal to the value of the participant's account or installment payment as defined by the Plan agreement. All accounts less than $5,000 in value as of the last date of employment require a lump-sum distribution; all participants with vested accounts equal to or greater than $5,000 have the option for distribution or maintaining their accounts in the Plan.

Benefits paid to participants in 2008 include payments of $122,689 made to certain active participants to return to them excess deferral contributions, contributed in 2007, as required to satisfy the relevant nondiscrimination provisions of the Plan.

Forfeitures

Forfeited nonvested accounts may be used to pay administrative expenses of the Plan, reduce future Company matching contributions, or an acquired entity's retirement plan contributions. During 2009 and 2008, forfeited nonvested accounts of $81,980 and $69,722, respectively, were used to pay administrative expenses. In addition, employer cash contributions were reduced by $77 and $302,281 from forfeited nonvested accounts in 2009 and 2008, respectively. At December 31, 2009, forfeited nonvested accounts totaled $216,079. These accounts will be used to pay administrative expenses and reduce future employer contributions.

Administrative Expenses

The Plan's administrative expenses, including salaries, accounting, and legal fees, are paid by the Company and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Fees for participant record keeping services are paid by the Plan.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in aggregate fair value includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair value of such investments.

Payment of Benefits

Benefits are deducted from Plan assets when paid.

New Accounting Pronouncements

In April and September 2009, the Financial Accounting Standards Board (FASB) issued guidance which (i) provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, (ii) provided guidance on identifying circumstances that indicate a transaction is not orderly, (iii) permitted, as a practical expedient, entities to measure the fair value of certain investments based on the net asset value per share, and (iv) expanded the required disclosures about fair value measurements. The adoption of this guidance did not have a material effect on the Plan's net assets available for benefits or the changes in net assets available for benefits.

Subsequent Events

The Plan Administrator has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued.

2. INVESTMENTS

The Plan's investments, except for participant loans, consist of an interest in the Spartan Stores, Inc. Savings Plus Master Trust (the "Master Trust"), a trust established by the Plan Sponsor and administered by Fidelity Investments Institutional Services Company, Inc. ("Fidelity"). The Master Trust permits co-mingling of the trust assets of the Plan and the Spartan Stores, Inc. Savings Plus Plan for Union Associates for investment and administrative purposes. Fidelity maintains supporting records for the purpose of allocating investments at fair value and the net gain or loss of the investment accounts to the participating plans. The following is a summary of information regarding the trust that was prepared from information supplied by the trustee and furnished to the Plan administrator for each plan in the Master Trust.

The net appreciation (depreciation) for both participating plans in the Master Trust (including investments bought, sold, as well as held during the year) are summarized as follows for the year ended December 31:

	2009	2008
Net appreciation (depreciation) in value of investments:		
Mutual funds	$ 25,205,153	$ (56,187,245)
Common stock	(3,917,429)	649,455
Total net appreciation (depreciation)	**$ 21,287,724**	**$ (55,537,790)**

The assets of the Master Trust are summarized as follows at December 31:

Investments at fair value:	2009	2008
Alger Small Cap Institutional Fund	$ 2,437,591	$ 1,381,844
American Century Large Company Value Fund	3,793,389	3,077,197
American Funds Growth Fund of America	19,572,896*	14,451,163*
Fidelity Balanced Fund	9,221,516*	7,240,153*
Fidelity Disciplined Equity Fund	11,219,944*	9,631,602*
Fidelity Freedom 2005 Fund	342,455	203,637
Fidelity Freedom 2010 Fund	2,133,619	1,710,051
Fidelity Freedom 2015 Fund	4,398,973	2,099,699
Fidelity Freedom 2020 Fund	7,699,774	4,360,413
Fidelity Freedom 2025 Fund	4,177,646	1,969,239
Fidelity Freedom 2030 Fund	8,151,297	5,111,089
Fidelity Freedom 2035 Fund	1,711,512	657,289
Fidelity Freedom 2040 Fund	4,982,101	3,105,861
Fidelity Freedom Income Fund	1,406,882	1,302,542
Fidelity International Discovery Fund	12,029,460*	9,353,862*
Fidelity Managed Income Portfolio	20,441,362*	20,747,866*
First American Mid Cap Growth Opportunity Fund	5,204,147	3,655,494
Lord Abbett Mid Cap Value Fund	27	-
Perkins Mid Cap Value Fund	5,610,280	4,157,682
PIMCO Total Return Fund	14,548,410*	12,068,590*
RS Partners Fund	4,574,114	3,027,353
Spartan Stores, Inc. Common Stock	7,871,880	10,008,278*
Spartan U.S. Equity Index Fund	8,073,224	6,508,885
Total investments	$ 159,602,499	$ 125,829,789
Plan's investment in the Master Trust	$ 132,588,366	$ 102,805,280
Plan's percentage interest in total assets of the Master Trust	83.07 %	81.70 %

*The Plan's share of the investment fund represents 5% or more of the Spartan Stores, Inc. Savings Plus Plan's net assets available for benefits.

---

3. FAIR VALUE MEASUREMENTS

The FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements*, provides the framework for measuring fair value based upon the assumptions (inputs) used to value the assets or liabilities. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability; and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The assets or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds: Shares held in mutual funds traded on national securities exchanges are valued at the net asset value ("NAV") of shares held by the Plan at year end. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities then divided by the number of shares outstanding.

Common stock: Spartan Stores, Inc. common stock is valued at the closing price reported in the active market in which the individual securities are traded.

Common collective investment trust: This investment is a public investment security valued using the NAV provided by Fidelity. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Participant loans: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust's investments at fair value as of December 31:

2009	**Total**	**Level 1**	**Level 2**	**Level 3**
Mutual funds:				
Balanced funds	$ 40,373,500	$ 40,373,500	$ -	$ -
Value funds	9,403,696	9,403,696	-	-
Growth funds	27,214,634	27,214,634	-	-
Equity funds	11,219,944	11,219,944	-	-
Income funds	1,406,882	1,406,882	-	-
Index funds	8,073,224	8,073,224	-	-
Lifecycle funds	33,597,377	33,597,377	-	-
Total mutual funds	131,289,257	131,289,257	-	-
Common Collective Trust	20,441,362	-	20,441,362	-
Common stock:				
Wholesale grocer	7,871,880	7,871,880	-	-
Total investments held in Master Trust	$ 159,602,499	$ 139,161,137	$ 20,441,362	$ -
2008				
Mutual funds:				
Balanced funds	$ 31,689,958	$ 31,689,958	$ -	$ -
Value funds	7,234,879	7,234,879	-	-
Growth funds	19,488,501	19,488,501	-	-
Equity funds	9,631,602	9,631,602	-	-
Income funds	1,302,542	1,302,542	-	-
Index funds	6,508,885	6,508,885	-	-
Lifecycle funds	19,217,278	19,217,278	-	-
Total mutual funds	95,073,645	95,073,645		
Common Collective Trust	20,747,866	-	20,747,866	-
Common stock:				
Wholesale grocer	10,008,278	10,008,278	-	-
Total investments held in Master Trust	$ 125,829,789	$ 105,081,923	$ 20,747,866	$ -

In addition to assets held in the Master Trust, the following table sets forth by level the Plan's other investments at fair value at December 31:

2009	**Total**	**Level 1**	**Level 2**	**Level 3**
Participant loans	$ 2,754,782	$ -	$ -	$ 2,754,782
2008				
Participant loans	$ 2,640,040	$ -	$ -	$ 2,640,040

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31:

Participant Loans	**2009**	**2008**
Balance, beginning of year	$ 2,640,040	$ 2,921,977
Purchases, sales, issuances, and settlements (net)	114,742	(281,937)
Balance, end of year	**$ 2,754,782**	**$ 2,640,040**

4. INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan, through the Master Trust, has entered into a fully-benefit responsive investment contract with Fidelity Investments ("Fidelity). Fidelity maintains contributions in a general account which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by Fidelity. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The common collective trust fund issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 1, because the common collective trust fund is fully benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract; however, the contract is included in the statements of net assets available for benefits at fair value. The fair value of the investment contract held by the Master Trust at December 31, 2009 and 2008, was $20,441,362 and $20,747,866, respectively.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates are based on an agreed-upon formula with the issuer, but cannot be less than zero. Such interest rates are reviewed on a quarterly basis for resetting. The average yields based on actual earnings and based on interest rate credited to participants were approximately 1.20% and 3.04% for 2009 and 2008, respectively.

Certain events, limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to quality for exemption from federal income taxes or any required prohibited transactions contemplated under ERISA. The Plan Administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

The common collective trust does not permit Fidelity to terminate the agreement prior to the scheduled maturity date.

5. RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Substantially all professional fees for the administration and audit of the Plan are paid by the Company. Other professional fees related to the trustee and custodial services for the Plan's assets were paid by the Plan to Fidelity. The fees paid by the Plan for these services amounted to $25,443 and $19,295 for 2009 and 2008, respectively.

Certain investments held by the Plan are managed by Fidelity, the custodian and trustee of the Plan. Such investments fall within the investment guidelines of the Plan and are considered related party transactions. The participating plans in the Master Trust together held $87,916,541 and $67,493,303 in such investments as of December 31, 2009 and 2008, respectively.

The Plan's investment in Spartan Stores, Inc. common stock as of December 31, 2009 and 2008, represents a party-in-interest transaction. The participating plans in the Master Trust together held 550,866 and 430,464 shares of Spartan Stores, Inc. common stock as of December 31, 2009 and 2008, respectively, representing approximately 2.45% and 1.94% of the Company's outstanding shares as of each those dates.

Cash dividends of $103,030 and $91,083 were paid to the Master Trust by Spartan Stores, Inc. during 2009 and 2008, respectively, based on shares held by the Master Trust on the dates of declaration. This dividend income is included as dividends in the statements of changes in net assets available for benefits.

6. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 8, 2003, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan has no income subject to unrelated business income tax.

7. PLAN TERMINATION

Although it has not expressed the intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account.

8. RISKS AND UNCERTAINTIES

The Plan invests in common stock of the Plan Sponsor, a common collective trust and mutual funds with underlying assets consisting of any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits and the statements of changes in assets available for benefits.

9. TRANSFER OF ASSETS TO OR FROM THE PLAN

Assets totaling $15,997 were transferred to the Plan in the normal course of Plan activities during 2009 from the Spartan Stores, Inc. Savings Plus Plan for Union Associates, a defined contribution plan, in connection with a change in employment status of certain Spartan Stores, Inc. associates who are now participants of the Plan. Similarly, assets totaling $482 were transferred from the Plan in the normal course of Plan activities during 2009 to the Spartan Stores, Inc. Savings Plus Plan for Union Associates in connection with a change in employment status of certain Spartan Stores, Inc. associates who were formerly participants of the Plan.

* * * * *

SUPPLEMENTARY INFORMATION

SPARTAN STORES, INC.
SAVINGS PLUS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

PLAN # 002

EMPLOYER IDENTIFICATION NO. 38-0593940

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Spartan Stores, Inc. Savings Plus Master Trust	Plan share of Master Trust	$132,588,366
*	Participant loans	Maturity 1-5 years, with annual interest rates ranging between 5.0% and 11.99%; collateralized by participant account balances	2,754,782
	Total investments		**$135,343,148**

a) An asterisk in this column identifies a person known to be a party-in-interest.

EXHIBIT 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Spartan Stores, Inc. Savings Plus Plan
850 76th Street
Grand Rapids, Michigan 49518

We consent to the incorporation by reference in Registration Statements (No. 333-66430, No. 333-100794, No. 333-96615 and No. 333-145432) on Form S-8 of Spartan Stores, Inc., of our report dated June 24, 2010 with respect to the statements of net assets available for benefits of Spartan Stores, Inc. Savings Plus Plan as of December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for the years then ended, and the related December 31, 2009 supplemental schedule of assets (held at end of year), which report appears in the December 31, 2009 annual report on Form 11-K of Spartan Stores, Inc. Savings Plus Plan.

Rehmann Robson, P.C.

REHMANN ROBSON, P.C.

June 24, 2010
Grand Rapids, Michigan

EXHIBIT 99.2

SPARTAN STORES, INC.
SAVINGS PLUS PLAN

JUNE 24, 2010

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

Performance History

The following table illustrates the investment performance of Spartan Stores common stock, assuming the reinvestment of dividends. The table shows the value of a hypothetical initial investment of $1,000 on March 26, 2005, and its value as of the end of each subsequent fiscal year shown below. Spartan Stores' fiscal year ends on the last Saturday of March each year.

	Initial Investment on 3/26/05 Value	3/25/06 Value	3/31/07 Value	3/29/08 Value	3/28/09 Value	3/27/10 Value
Spartan Stores, Inc. Common Stock	$ 1,000.00	$ 1,160.67	$ 2,498.29	$ 1,913.88	$ 1,443.57	$ 1,398.09

Spartan Stores did not pay any dividends on its common stock during the fiscal year ended March 26, 2005. The Company began paying a quarterly dividend of $.05 per common share on March 14, 2006. The Company's adoption of a dividend policy does not commit the board of directors to declare future dividends. Any future dividends will be considered and declared by the board of directors in its discretion. The ability of the board of directors to continue to declare dividends will depend on a number of factors, including the Company's future financial condition and profitability and compliance with the terms of its credit facilities.